[CAMPBELL RESOURCES LOGO]


                                  PRESS RELEASE
                              For immediate release
     SUBSTANTIAL INCREASE IN RESOURCES AT CAMPBELL RESOURCES' JOE MANN MINE

MONTREAL, JULY 2, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF), is pleased to announce the results from the calculation of mineral resources identified by exploration carried out in the West Zone of the Joe Mann Mine.

The gold structure intercepted in the West Zone differs from the structure currently being mined in the east (Main Vein) in its width and grade. The drill holes that form the mineral resources have indicated a true width varying from 5 to 12 feet (average to date of 7.6 feet) for the West Zone while widths for the Main Vein vary between 6 to 24 inches. Gold grades in the West Zone average
0.389 opt Au (intersections less than 6 feet diluted at 6 feet) while the Main Vein, which has been the principal source of ore at the Joe Mann Mine, grades an average of 0.245 opt Au (diluted to a minimal width of 5 feet).

The calculation of the West Zone undiluted mineral resources using data generated by the various drilling programs estimate the mineral resources to be:

Measured mineral resources:       67,800 tons grading an average of 0.467 opt Au
                                  (31,660 oz Au)
Indicated mineral resources:      130,800 tons grading an average of 0.379 opt
                                  Au (49,570 oz Au)
Inferred mineral resources:       253,700 tons grading an average of 0.373 opt
                                  Au (94,630 oz Au)

Calculations were made using the polygon method, based on the projections from drill hole intersections on a vertical longitudinal. For each drill hole showing an economical intersection, a maximum distance of 50 feet from the intersection was used to determine measured mineral resources, and the maximum distance of 100 feet from the intersection was used to determine indicated mineral resources. Inferred mineral resources represent the geological extension between the various polygons taking into account the geological limitations indicated by the drilling such as intersections with marginal grade, absence of structures etc.

Given these positive results, plans are to reach the gold bearing structure on the 2925 level in August. A 420-foot access ramp and an approximate 450-foot drift along the mineralization will be driven. Two raises and three sub-levels, 75-feet apart (vertically) will be completed to establish the continuation of this zone. Exploration drilling will resume in September in this new zone.

According to Andre Fortier, President and Chief Executive Officer: "These results allow us to anticipate many years of profitable operations at the Joe Mann Mine. Development work will begin shortly and the first tons should be extracted at the beginning of September. The mill will then process ore from the East and West Zones as well as from the areas where the thermal fragmentation is used. This will represent a considerable improvement since production to date has been from the East Zone only."

The drilling program completed in June (from level 2925) was aimed at identifying new gold-bearing structures west of the shaft and in the extension of the Main Zone of the Joe Mann Mine (ref.: Press Release dated May 27, 2003). This drilling program was initiated based on results obtained during the 1993 and 1996 campaigns at level 1650 which had intercepted gold-bearing structures grading 0.315 to 01.029 oz. Au/ton over widths of 8.3 to 13.2 feet (core length).

A total of 36 holes totaling almost 38,000 feet were drilled in 2002-2003 in this zone.

The gold bearing structure, intercepted by the drill holes, is located in an area consisting predominantly of feldspar porphyry dykes and gabbro sills. The shear system contains one or more parallel quartz veins with 5 to 10% sulphur (Py, Cpy, Po, As). Gold is present in three forms: free gold, gold associated to chalcopyrite and in the form of fines included in quartz.

Based on current information, the portion of the gold structure showing economic values is located between levels 2000 and 3450 with a possible average lateral extension of 450 feet. The structure is open at depth and to the west.

The following summarizes the results used in the calculations from the 1993, 1996, 2002 and 2003 drilling programs:

===================================================================================================================================
                                                                    *                                          Core
                    **                      Az         Incl.      Elev                                        Length    Grade opt
   Hole no.      Section     Station     (degree)    (degree)     (ft.)     Zone       From         To         (ft.)        Au
-----------------------------------------------------------------------------------------------------------------------------------
    U-6386       1460 W                    349         -58        7084      Main      1721.8      1731.4       9.6        1.029
-----------------------------------------------------------------------------------------------------------------------------------
    U-6417       1564 W                    349         -63        6561      Main      2352.5      2361.2       8.7        0.550
-----------------------------------------------------------------------------------------------------------------------------------
    U-6443       1343 W                    042         -58        7020      Main      1628.9      1639.0      10.1        0.650
-----------------------------------------------------------------------------------------------------------------------------------
    U-6499       1997 W                    007         -58        6968      Main      1777.0      1785.8       8.8        0.670
-----------------------------------------------------------------------------------------------------------------------------------
    U-6537       1787 W                    018         -58        6935      Main      1807.1      1816.0       8.9        0.323
-----------------------------------------------------------------------------------------------------------------------------------
    U-6582       1858 W                    018         -50        7587      Main      1067.9      1076.2       8.3        0.315
-----------------------------------------------------------------------------------------------------------------------------------
    U-6617       1889 W                    018         -43        7854      Main       753.9       771.6       7.7        0.199
-----------------------------------------------------------------------------------------------------------------------------------
    U-6643       1854 W                    018         -54        7499      Main      1137.3      1150.5      13.2        0.344
-----------------------------------------------------------------------------------------------------------------------------------
     EW-4        1300 W         3          352          +6        7138      Main       554.0       563.4       9.4        0.217
-----------------------------------------------------------------------------------------------------------------------------------
     EW-6        1350 W         3          352         -23        6895      Main       680.6       682.1       1.5        1.011
-----------------------------------------------------------------------------------------------------------------------------------
     EW-7         850 W         3          043          +5        7551      Main       600.0       605.7       5.7        0.650
-----------------------------------------------------------------------------------------------------------------------------------
     EW-8        1050 W         3          020          +6        7145      Main       481.2       482.2       1.0        0.488
-----------------------------------------------------------------------------------------------------------------------------------
    EW-21        1250 W         3          352         -30        6710      Main       829.8       834         4.2        0.171
-----------------------------------------------------------------------------------------------------------------------------------
    EW-23        1000 W         3          018         -33        6743      Main       695.5       703.8       8.3        0.153
-----------------------------------------------------------------------------------------------------------------------------------
    EW-28        1503 W         4          020          +3        7110      Main       427.2       435.8       8.6        0.708
-----------------------------------------------------------------------------------------------------------------------------------
    EW-28A       1720 W         4          353          +3        7110      Main       473.0       478.5       5.5        0.016
-----------------------------------------------------------------------------------------------------------------------------------
    EW-29        1581 W         4          010          +3        7108      Main       428.0       435.0       7.0        0.563
-----------------------------------------------------------------------------------------------------------------------------------
    EW-30        1579 W         4          010         +12        7154      Main       415.0       427.9      12.9        0.920
-----------------------------------------------------------------------------------------------------------------------------------
    EW-31        1582 W         4          010          -5        7052      Main       467.3       472.5       5.2        0.240
-----------------------------------------------------------------------------------------------------------------------------------
    EW-32        1584 W         4          010         +20        7208      Main       401.6       422.9      21.3        0.354
                                                                                       401.6       409.6       8.0        0.718
-----------------------------------------------------------------------------------------------------------------------------------
    EW-33        1582 W         4          010         +20        7258      Main       390.2       395.3       5.1        0.411
-----------------------------------------------------------------------------------------------------------------------------------
    EW-34        1582 W         4          010         +35        7307      Main       379.7       384.7       5.0        0.021
-----------------------------------------------------------------------------------------------------------------------------------
    EW-37        1365 W         4          040          +3        7110      Main       455.7       463.6       7.9        0.185
===================================================================================================================================

* Based on an elevation of 10,000 feet at surface

** To view longitudinal sections please go to our Internet site at www.campbellresources.com

Qualified Person

The drilling program was carried out under the supervision of Mr. Jean Tanguay, Chief Geologist at the Joe Mann Mine. Mr. Tanguay is a qualified person as defined by National Instrument 43-101. He has 8 years of experience in mining production and exploration.


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

Assay Procedures

Samples from half of the split core were sent to our own assay lab in Chibougamau, Quebec for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 250 to 300 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 2 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au.

A 30-gram portion of the original pulp of samples within the mineralized zone was sent to a second, independent laboratory (Chimitec, Val d'Or) for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program. To date, all results concur.

Notes relative to mineral resource calculations:

         Cut-off grade:  a 6 foot thick horizontal layer grading a minimum of
                         0.20 opt Au.

         All high grades are cut to 2.0 opt Au.

         The drill holes located outside the limits of a resource bloc are not included in these tables.

         The drill holes located outside the resource blocs as well as marginal or non-economic peripheral zones are not included in the longitudinals (to view these sections, please go to our Internet site at www.campbellresources.com).

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and mineral resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and mineral resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

For more information:
CAMPBELL RESOURCES INC.

Andre Fortier,                                     Alain Blais
President and Chief Executive Officer              Vice-President, Geology
Tel.: 514-875-9037                                   and Development
Fax:  514-875-9764                                 Tel: 418-748-7691
afortier@campbellresources.com                     Fax: 418-748-7696
                                                   ablais@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989     Fax: 514-939-3717
www.renmarkfinancial.com


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